SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 21549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

CHINA MEDICINE CORPORATION

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

169491107

(CUSIP Number)

Senshan Yang
c/o China Medicine Corporation
Guangri Tower, Suite 702
No. 8 Siyou South 1st Street
Yuexiu District
Guangzhou, China 510600
(8620) 8739-1718

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2006

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Senshan Yang

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		29,780,000 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,265,000 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,265,000 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

* Pursuant to Rule 13d-4, Senshan Yang disclaims beneficial ownership of 26,515,000 shares of the reported securities (the “Senshan Yang Disclaimed Shares”) for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as defined in Item 6, and this report shall not be deemed an admission that Senshan Yang is the beneficial owner of the Senshan Yang Disclaimed Shares. Furthermore, to the extent that, as described in Item 5, Senshan Yang and the other Reporting Persons and OEP CHME Holdings, LLC may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act, Senshan Yang expressly disclaims his membership in such group except to the extent set forth in Section 3.1 of the Shareholders Agreement.

**Excludes 23,200,000, 2,662,000 and 653,000 shares of the reported securities beneficially owned by OEP CHME Holdings, LLC, Minhua Liu and Junhua Liu, respectively.

1	NAMES OF REPORTING PERSONS: Minhua Liu

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		29,780,000 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,662,000 shares**

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,662,000 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*** (SEE INSTRUCTIONS):

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

* Pursuant to Rule 13d-4, Minhua Liu disclaims beneficial ownership of 27,118,000 shares of the reported securities (the “Minhua Liu Disclaimed Shares”) for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as defined in Item 6, and this report shall not be deemed an admission that Minhua Liu is the beneficial owner of the Minhua Liu Disclaimed Shares.  Furthermore, to the extent that, as described in Item 5, Minhua Liu and the other Reporting Persons and OEP CHME Holdings, LLC may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act, Minhua Liu expressly disclaims her membership in such group except to the extent set forth in Section 3.1 of the Shareholders Agreement.

**includes options to purchase 50,000 shares of common stock

*** Excludes 23,200,000, 3,265,000 and 653,000 shares of the reported securities beneficially owned by OEP CHME Holdings, LLC, Senshan Yang and Junhua Liu, respectively.

1	NAMES OF REPORTING PERSONS: Junhua Liu

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		29,780,000 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		653,000 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

653,000 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*Pursuant to Rule 13d-4, Junhua Liu disclaims beneficial ownership of 29,127,000 shares of the reported securities (the “Junhua Liu Disclaimed Shares”, and collectively with the Senshan Yang Disclaimed Shares and the Minhua Liu Disclaimed Shares, the “Disclaimed Shares”) for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as defined in Item 6, and this report shall not be deemed an admission that Junhua Liu is the beneficial owner of the Junhua Liu Disclaimed Shares.  Furthermore, to the extent that, as described in Item 5, Junhua Liu and the other Reporting Persons and OEP CHME Holdings, LLC may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act, Junhua Liu expressly disclaims his membership in such group except to the extent set forth in Section 3.1 of the Shareholders Agreement.

** Excludes 23,200,000, 3,265,000 and 2,662,000 shares of the reported securities beneficially owned by OEP CHME Holdings, LLC, Senshan Yang, and Minhua Liu, respectively

ITEM 1.    SECURITY AND ISSUER.

This statement relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of China Medicine Corporation, a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at Guangri Tower, Suite 702, No. 8 Siyou South 1st Street, Yuexiu District, Guangzhou, China 510600.

ITEM 2.    IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby jointly filed by Senshan Yang, Minhua Liu, Junhua Liu (collectively, the “Reporting Persons”).

Mr. Yang is the chief executive officer of the Issuer.  Mr. Yang is a citizen of the People’s Republic of China.

Ms. Liu is the executive vice president of the Issuer.  Ms. Liu is a citizen of the People’s Republic of China.

Mr. Liu is the Manager for the Supply Department of Guangzhou Konzern Medicine Co., Ltd. (“Konzern”), a limited liability company organized under the laws of the People’s Republic of China, and a wholly-owned subsidiary of the Issuer.  Mr. Liu is a citizen of the People’s Republic of China.

The principal business address of each Reporting Person is Guangri Tower, Suite 702, No. 8 Siyou South 1st Street, Yuexiu District, Guangzhou, China 510600.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 8, 2006, the issuer, then known as “Lounsberry Holdings III, Inc.,” entered into an Exchange Agreement (the “Exchange Agreement”) with the Reporting Persons and Konzern, pursuant to which the Issuer issued an aggregate of 6,530,000 shares of its Common Stock to the Reporting Persons in exchange for all of the equity interests of Konzern.

Pursuant to the Exchange Agreement, the Issuer issued 3,265,000 shares of Common Stock to Senshan Yang, 2,612,000 shares to Minhua Liu and 653,000 shares to Junhua Liu (collectively, the “Shares”). Mr. Yang and Ms. Liu were chief executive officer and executive vice president, respectively, of Konzern and they were elected to the same positions with the Issuer.

ITEM 4.    PURPOSE OF TRANSACTION.

On February 8, 2006, the Reporting Persons acquired the Shares in exchange for all of their equity interests in Konzern, as described above in Item 3, which is hereby incorporated by reference.  The Reporting Persons acquired the Shares for investment purposes.

Except to the extent provided in Item 6 of this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Each Reporting Person may, at any time and from time to time, review or reconsider his or her position and/or change his or her purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on March 1, 2010, the Issuer had 20,242,285 shares of Common Stock issued and outstanding (39,442,285 shares of Common Stock on an as converted basis).

On April 22, 2009, Jinkui Xie and Ms. Liu entered into an Option Transfer Agreement, pursuant to which, Mr. Xie transferred his option to purchase 50,000 shares of the Issuer's Common Stock to Ms. Liu for RMB 180,000 (approximately US$26,352).

After the consummation of the transactions described in Item 3, and the acquisition by Ms. Liu of the purchase option described in this Item 5, Mr. Yang, Ms. Liu and Mr. Liu each has sole power to vote and direct the disposition of 3,265,000, 2,662,000, and 653,000 shares of Common Stock, respectively, which constitute approximately 8.3%, 6.7% and 1.7%, respectively, of the outstanding shares of the Issuer on an as converted basis.  As a result of the transactions described in Item 6, the Reporting Persons have shared voting power with respect to 29,780,000 shares of Common Stock. The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in Item 6 of this Schedule 13D.

Except as provided in Item 6, each of the Reporting Persons has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock registered in his or her name.  By virtue of the agreements between the Investor and the Reporting Persons regarding the voting of their Common Stock for the election of directors as provided for in Section 3.1 of the Stockholders Agreement, described in Item 6 below, the Investor and the Reporting Persons may be deemed to share voting power with respect to, and therefore beneficially own the 23,200,000 shares of Common Stock beneficially owned by the Investor, in addition to the 6,580,000 shares of Common Stock beneficially owned by the Reporting Persons, and disclosed herein, representing in aggregate 75.5% of the outstanding Common Stock on an as converted basis.  Pursuant to Rule 13d-4, each Reporting Person disclaims beneficial ownership of his or her respective Disclaimed Shares for all purposes except as to shared voting power for the election of directors as provided in Section 3.1 of the Shareholders Agreement.  As the result of such shared voting power for the election of directors as provided in Section 3.1 of the Shareholders Agreement, the Reporting Persons may also be deemed to comprise a "group" within the meaning of Rule 13d-5(b) under the Exchange Act with the Investor.  Each Reporting Person expressly disclaims his or her membership in such group except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

Subscription Agreement

On December 31, 2009, Mr. Yang entered into a Stock Subscription Agreement (the “Subscription Agreement”), with the Issuer and OEP CHME Holdings, LLC, a Delaware limited liability company (the “Investor”), pursuant to which the Investor agreed to acquire 4,000,000 shares of Common Stock and 1,920,000 shares of redeemable convertible preferred stock, par value $0.0001 per share, of the Issuer, for an aggregate purchase price of $69,600,000.  The transactions contemplated by the Subscription Agreement closed on January 29, 2010 (the “Closing”).

Shareholders Agreement

Simultaneously with the entry into the Subscription Agreement, the Investor and the Reporting Persons entered into a Shareholders Agreement (the “Shareholders Agreement”).  The Shareholders Agreement contains various provisions governing the rights of the Reporting Persons and the Investor in the event that the Investor or any of the Reporting Persons determines to sell shares.

In addition, the Shareholders Agreement provides that as long as the Investor owns at least 10% of the issued and outstanding Common Stock on a fully diluted basis at the time of determination, the board of directors of the Issuer (the “Board”) shall (unless otherwise agreed by the Investor) be constituted to consist of seven members, of whom Mr. Yang shall be one nominee, the Investor and Mr. Yang shall each have the right to nominate one individual reasonably acceptable to the other,  and the Investor will have the right to nominate four  independent directors reasonably acceptable to Mr. Yang.  In addition, during any period prior to the establishment of a seven member Board and so long as the Investor owns at least 10% of the issued and outstanding Common Stock on a fully diluted basis at the time of determination, the Investor shall have certain information rights, rights with respect to Board meetings and committees, and its consent is required for certain significant Board actions.

Pledge Agreement

Pursuant to the Subscription Agreement, at the Closing, Mr. Yang entered into a Pledge Agreement ( the “Pledge Agreement) with the Investor pursuant to which Mr. Yang pledged all of his equity interests in the Shares and additional collateral as described in the Pledge Agreement (collectively, the “Collateral”) to secure his and the Issuer’s indemnification obligations under Section 4.12 of the Subscription Agreement.  Upon the occurrence of an Enforcement Event (as defined in the Pledge Agreement) the Investor shall have the right, among other things, to receive all dividends and exercise all voting, consensual and other powers of ownership pertaining to the Shares and the other securities included in the Collateral.

The foregoing description of the terms of the Subscription Agreement does not purport to be complete and is qualified in their entirety by reference to the provisions of the Subscription Agreement, which is included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K Current filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2010, which is hereby incorporated by reference; and the description of the terms of the Shareholders Agreement and the Pledge Agreement also do not purport to be complete and are qualified in their entirety by reference to Shareholders Agreement and the Pledge Agreement, which are attached hereto as Exhibits 3 and 4, respectively, and are hereby incorporated by reference.

Except as described in this Item 6 and Items 3 and 4 of this Schedule 13D, to the best knowledge of Mr. Yang, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Yang and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Joint Filing Agreement, dated March 1, 2010, by and among Senshan Yang, Minhua Liu, and Junhua Liu.

2
Stock Subscription Agreement, dated as of December 31, 2009, by and among the Issuer, Senshan Yang and the Investor (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K Current filed with the Commission on January 7, 2010).

3	Shareholders Agreement, dated as of December 31, 2009, by and among the Issuer, Senshan Yang, Minhua Liu, Junhua Liu and the Investor.

4	Share Pledge Agreement, dated January 29, 2010, between Senshan Yang and the Investor.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 1, 2010

/s/ Senshan Yang
Senshan Yang

/s/ Minhua Liu
Minhua Liu

/s/ Junhua Liu
Junhua Liu